UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (the “Company”), pursuant to the provisions of article 157, sole paragraph, of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporations Law”) and CVM Instruction No. 358/2002, of January 3, 2002, as amended, and in continuation of the Material Facts dated March 9, 2020, August 13, 2020, and October 1, 2020, as well as the Market Release published on August 6, 2020, and the Notices to the Shareholders published on October 2, 2020, and November 10, 2020, reports to its shareholders and the market in general that, as of the date hereof onwards: (i) the preferred shares issued by the Company will no longer be traded, due to the conversion of all preferred shares into common shares; and (ii) only common shares of its issuance will be traded under the ticker "VIVT3". Upon completion of such conversion of shares, the Company has proceed with the conversion of the American Depositary Receipt (ADR) program registered with the Securities and Exchange Commission (SEC), and it is expected that, on the date hereof, the New York Stock Exchange (NYSE) will suspend trading of preferred stock-backed ADRs and begin trading of common stock-backed ADRs on a “when issued basis”, under the ticker "VIV WI " and on November 30, 2020, on a “regular way basis”, under the ticker “VIV”.

São Paulo, November 23, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 23, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director